Filed Pursuant to Rule 433

Registration No. 333-191692

Dated: September 23, 2015

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Subordinated Notes” in the Prospectus Supplement, subject to completion, dated September 23, 2015 to the Prospectus dated October 11, 2013.

Issuer:	JPMorgan Chase & Co.
Security:	4.250% Subordinated Notes due 2027
Ratings*:	Baa1/A-/A
Currency:	USD
Size:	$1,500,000,000
Security Type:	SEC Registered Subordinated Notes
Maturity:	October 1, 2027
Coupon:	4.250%
Payment Frequency:	Semi-Annually
Day Count Convention:	30/360
Benchmark Treasury:	2.000% US Treasury due August 2025
Spread to Benchmark Treasury:	+ 215 basis points
Benchmark Treasury Yield:	2.137%
Price to Public:	99.655% of face amount
Yield to Maturity:	4.287%
Proceeds (Before Expenses) to Issuer:	$1,488,075,000 (99.205%)
Interest Payment Dates:	April 1 and October 1 of each year, commencing April 1, 2016
Business Day:	New York and London
Trade Date:	September 23, 2015
Settlement Date:	September 25, 2015 (T+2)
Denominations:	$2,000 x $1,000
CUSIP/ISIN:	46625HNJ5/US46625HNJ58
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	ABN AMRO Securities (USA) LLC
BBVA Securities Inc.
CastleOak Securities, L.P.
Danske Markets Inc.
ING Financial Markets LLC
Lebenthal & Co., LLC
Lloyds Securities Inc. Loop Capital Markets LLC
Natixis Securities Americas LLC Samuel A. Ramirez & Company, Inc.
SG Americas Securities, LLC
Standard Chartered Bank
UniCredit Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Settlement Period: The closing will occur on September 25, 2015, which will be less than three U.S. business days after the date of this pricing term sheet.

Certain of the Underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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